Exhibit 21.1

List of Subsidiaries

Jurisdiction
Katonah Debt Advisors, L.L.C.(1)	Delaware
Kohlberg Capital Funding LLC I	Delaware
Katonah Management Holdings LLC(1)	Delaware
Katonah X Management LLC(1)(2)	Delaware

(1)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.
(2)	Katonah X Management LLC is a wholly-owned subsidiary of Katonah Management Holdings LLC.